March 18, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (212) 219-3604

Mr. Guangyu Wu, Chief Executive Officer
China Recycling Energy Corporation
429 Guangdong Road
Shanghai, People's Republic of China   200001

RE: Item 4-02 Form 8-K filed March 6, 2008
Item 4-02 Form 8-K/A filed March 17, 2008
File No. 000-12536

Dear Mr. Wu:

    We have completed our review of the above referenced filings and have no further comments at this time.

                                        Sincerely,

                                        Jorge L. Bonilla
                                        Senior Staff Accountant